

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Michael Tokich
Senior Vice President and Chief Financial Officer
STERIS plc
70 Sir John Rogerson's Quay
Dublin 2, Ireland D02 R296

Re: STERIS plc
Form 10-K for the Year Ended March 31, 2023

Dear Michael Tokich:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services